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                          March 17, 2021

       James R. Neal
       Chief Executive Officer
       XOMA Corporation
       2200 Powell Street, Suite 310
       Emeryville, CA 94608

                                                        Re: XOMA Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed March 10,
2021
                                                            File No. 333-254073

       Dear Mr. Neal:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Deanna
Virginio at 202-551-4530 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Michael Tenta, Esq.